Leonard E. Neilson

A PROFESSIONAL CORPORATION

LEONARD E. NEILSON
       ATTORNEY AT LAW
8160 SOUTH HIGHLAND DRIVE, SUITE 104
SANDY, UTAH 84093
TELEPHONE: (801) 733-0800
TELEPHONE: (801) 733-0800
E-MAIL: LNEILSONLAW@AOL.COM

March 3, 2009

Securities and Exchange Commission

Division of Corporation Finance

Attn: Jill S. Davis, Branch Chief

100 F Street, NE

Washington, D.C. 20549-7010

Filed Via Edgar

Re:	Trans Energy, Inc.
SEC File No. 0-23530
Response to Comment Letter dated February 5, 2009

Dear Ms. Davis:

This letter is being submitted pursuant to my telephone conversation today with Jennifer O’Brien of the Commission Staff concerning Trans Energy, Inc. (the “Company”) and the outstanding comment letter from the Commission.

Following my conversation with Ms. O’Brien, I contacted the Company for an update. The Company stated that its response to the accounting issues set forth in the February 5-letter should be completed by Friday, March 6, 2009. However, the Company is still having difficulty in obtaining the necessary information from its consulting engineering firm in order to respond to the engineering comments.

The Company will endeavor to file its response to accounting comments as soon as practical after this Friday, March 6. I would expect to be able to file that response sometime next week. The Company will continue to gather the necessary information to respond to engineering comments, but that may take another week or two. We will file the engineering response as soon as the information is obtained from the engineering firm.

If you have any questions or require additional information concerning the Company’s response, please contact me at your convenience.

Sincerely,

LEONARD E. NEILSON, ATTORNEY AT LAW, P.C.

:ae

CC: Trans Energy, Inc.